Profit and Loss
Little Likes Kids, LLC
January 1 through December 31 2020

Accrual Basis

ACCOUNTS		Jan 01, 2020 to Dec 31, 2020
Income		
	Revenue	$335,429.01
	Discounts	($615.40)
	Total Income	$334,813.61
Cost of Goods Sold		
	Cost of Goods Sold	$71,912.95
	Inventory Storage & Inbound Fees	$12,281.91
	Total Cost of Goods Sold	$84,194.86
Gross Profit		$250,618.75
Operating Expenses		
	Advertising	$24,781.97
	Expenses	$31,029.50
	Postage & Delivery	$55,541.87
	Professional Fees	$29,683.35
	SG&A	$81,012.82
	Total Operating Expenses	$222,049.51
Net Profit		$28,569.24

Balance Sheet
Little Likes Kids, LLC
As of December 31, 2020

Accrual Basis

ACCOUNTS		31-Dec-20
Assets		
Cash and Bank		
	Total Cash and Bank	$11,055.21
Other Current Assets		
	Accounts Receivable	$44,697.50
	Inventory	$5,933.32
	Total Other Current Assets	$50,630.82
Long-term Assets		
	Total Long-term Assets	$0.00
Total Assets		$61,686.03
Liabilities		
Current Liabilities		
	Accounts Payable	$1,701.03
	Credit Cards	$59,138.55
	Total Current Liabilities	$60,839.58
Long-term Liabilities		
	First-Citizens Bank & Trust Co. LOAN	$11,602.17
	Martha's Vineyard Savings Bank LOAN	$25,000.00
	SBA COVID EIDL LOAN	$1,700.00
	Total Long-term Liabilities	$38,302.17
Total Liabilities		$99,141.75
Equity		
	Total Other Equity	($16,677.97)
Retained Earnings		
	Total Retained Earnings	($20,777.75)
Total Equity		($37,455.72)

Little Likes Kids, LLC
Statement of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		28,569.24
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**22,976.60**
Net cash provided by operating activities	$	**5,592.64**
FINANCING ACTIVITIES		
First-Citizens Bank & Trust Co. LOAN		-4,445.91
Martha's Vineyard Savings Bank LOAN		25,000.00
SBA COVID EIDL LOAN		1,700.00
Owner Investment / Drawings		-22,035.23
Net cash provided by financing activities	$	**219.36**
Net cash increase for period	$	**5,812.00**
Cash at beginning of period		5,243.21
Cash at end of period	$	**11,055.21**